Exhibit (a)(5)(H)

ASSA ABLOY EXTENDS SUBSEQUENT OFFERING PERIOD OF TENDER

OFFER FOR SHARES OF LASERCARD CORPORATION

STOCKHOLM, Sweden, and MOUNTAIN VIEW, Calif., USA, January 28, 2011 – ASSA ABLOY AB and LaserCard Corporation (NASDAQ: LCRD), today announced that ASSA ABLOY is extending the subsequent offering period of the cash tender offer by its wholly-owned subsidiary to acquire all outstanding shares of LaserCard common stock for US$6.25 per share until 5:00 p.m., New York City time, on Wednesday, February 2, 2011.

The subsequent offering period had been previously scheduled to expire at 5:00 p.m., New York City time, on January 27, 2011. According to the depositary for the offer, a total of approximately 9.025 million shares (representing approximately 72.8% of the outstanding shares), had been tendered prior to such time. During this extension of the subsequent offering period, shares of LaserCard will be accepted and promptly paid for as they are tendered for the same consideration, without interest, paid in the tender offer.

Payment for shares that are not tendered by such date may be delayed, as described below.

As a result of the shares tendered to date, ASSA ABLOY has sufficient voting power to consummate the subsequent acquisition transaction to acquire all common stock not tendered in the offer without any further action by, or the affirmative vote of, any other stockholders of LaserCard. The subsequent offering period, however, enables holders who did not tender during the initial offering period to participate in the offer and receive their $6.25 per share offer price promptly after such shares are tendered, rather than waiting until the completion of the subsequent acquisition transaction described in the offer to purchase.

If ASSA ABLOY owns at least 90% of the outstanding shares of LaserCard common stock (inclusive of the top-up option), ASSA ABLOY will complete its acquisition by means of a short-form merger under Delaware law promptly thereafter. If ASSA ABLOY does not obtain at least 90% of such shares, ASSA ABLOY anticipates that the subsequent acquisition transaction to acquire the remaining shares would not close until March 2011 or later. In that scenario, holders that do not tender their shares prior to next Wednesday’s deadline would not receive cash consideration from ASSA ABLOY pursuant to the terms of the acquisition transaction until March 2011 or later.

Regardless of whether a short-form merger or a subsequent acquisition transaction is undertaken, upon completion of the merger, LaserCard will become an indirect, wholly-owned subsidiary of ASSA ABLOY, and LaserCard common stock will cease to be traded on the Nasdaq Stock Market.

About ASSA ABLOY

ASSA ABLOY is a leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY is represented all over the world, on both mature and emerging markets, with strong positions in much of Europe and North America and in Asia. In the fast-growing electromechanical security segment, the ASSA ABLOY group has a strong position in areas such as access control, identification technology, door automation and hotel security.

Since its founding in 1994, ASSA ABLOY has grown from a regional company to an international group with 37,000 employees.

In 2009, ASSA ABLOY’s turnover amounted to approximately SEK 35 billion and the operating profit amounted to approximately SEK 5.4 billion. ASSA ABLOY has a market capitalization of approximately SEK 73 billion and is listed on NASDAQ OMX Stockholm, Large Cap.

Fore more information visit www.assaabloy.com.

About LaserCard Corporation

LaserCard Corporation, together with its subsidiaries, is a leading provider of secure ID solutions to governments and commercial clients worldwide. It develops, manufactures, and integrates LaserCard® optical security media cards, multi-technology cards, encoders, peripherals, smart and specialty cards, biometrics, and modular software. The Company’s cards and systems are used in various applications, including citizen identification, border security, government service delivery, and facility access.

Important Additional Information Has Been Filed with the Securities and Exchange Commission (“SEC”)

This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of LaserCard’s common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION / RECOMMENDATION STATEMENT, AS EACH HAS BEEN SUBSEQUENTLY AMENDED AND SUPPLEMENTED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and the solicitation/recommendation statement were each initially filed with the SEC on December 22, 2010. Investors and security holders may obtain a free copy of these statements and other documents filed by ASSA ABLOY’s wholly-owned subsidiary, American Alligator Acquisition Corp., or LaserCard with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the ability to complete the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; the possibility that various closing conditions for the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; and other risks and uncertainties discussed in the tender offer documents, as amended and supplemented, filed by American Alligator Acquisition Corp. with the Securities and Exchange Commission and the Solicitation / Recommendation Statement, as amended and supplemented, filed by LaserCard. Neither ASSA ABLOY nor LaserCard undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

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